AVANTI SECURITIES CORPORATION

Statement of Changes In Stockholder's Equity

Year ended December 31, 2015

	Common stock	Additional paid-in capital	Accumulated deficit	Treasury Stock	Total stockholder's equity
Balances at December 31, 2014	1,000	108,809	(60,648)	—	49,161
Net income	—	—	6,716	—	6,716
Balances at December 31, 2015 $	1,000	108,809	(53,932)	—	55,877

See accompanying notes to financial statements.